Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated November 13, 2013

Registration No. 333-191617

zulily, inc.

Update and Supplement to Preliminary Prospectus

Dated November 1, 2013

This free writing prospectus relates to the initial public offering of Class A common stock of zulily, inc. and should be read together with the preliminary prospectus dated November 1, 2013 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of our Class A common stock. On November 13, 2013, zulily filed Amendment No. 4 to the Registration Statement on Form S-1 relating to this offering of our Class A common stock (“Amendment No. 4”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1478484/000119312513439207/d552850ds1a.htm

References to “zulily,” “company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 4 and supplements and updates the information contained in the Preliminary Prospectus.

Increase to Estimated Initial Offering Price Range

The estimated initial public offering price per share of our Class A common stock set forth in the Preliminary Prospectus was $16.00 to $18.00, and has been increased to $18.00 to $20.00 per share.

Update to “Prospectus Summary—The Offering”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Prospectus Summary—The Offering” has been revised to indicate the allocation of the overallotment option between us and the selling stockholders as follows:

Overallotment option of Class A common stock	1,725,000 shares (with 956,625 shares being offered by us and 768,375 shares being offered by the selling stockholders)

Update to “Prospectus Summary—Summary Consolidated Financial and Other Data”

The consolidated balance sheet data disclosure set forth in the section of the Preliminary Prospectus captioned “Prospectus Summary— Summary Consolidated Financial and Other Data” has been revised as follows:

	As of Sept. 29, 2013
	Actual	Pro Forma, As Adjusted(6)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$102,624	212,596
Working capital	58,154	168,126
Total assets	168,964	278,936

	As of Sept. 29, 2013
	Actual	Pro Forma, As Adjusted(6)
	(in thousands)
Deferred revenue	22,440	22,440
Convertible redeemable preferred stock	136,344	—
Total stockholders’ deficit	(57,711)	188,605

(6)	Reflects the items described in footnote (3) above and, on an as adjusted basis, our sale of 6,377,500 shares of Class A common stock that we are offering at the assumed initial public offering price of $19.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. The pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $19.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit on a pro forma as adjusted basis by approximately $6.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase or decrease by 1,000,000 shares in the number of shares offered by us would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $17.8 million, assuming that the assumed initial price to public remains the same, and after deducting the estimated underwriting discount but before estimated offering expenses payable by us.

Update to “Capitalization”

The tabular disclosure set forth in the section of the Preliminary Prospectus captioned “Capitalization” has been revised as follows:

	As of September 29, 2013
	Actual	Pro Forma, As Adjusted (1)
	(in thousands, except share amounts)

Cash and cash equivalents	$102,624	$212,596

Convertible redeemable preferred stock:
Series B preferred stock 11,230,908 shares authorized, of which 11,230,906 issued and outstanding, actual; no shares issued or outstanding, pro forma as adjusted	$7,610	$—
Series C preferred stock 5,094,569 shares authorized, of which 5,094,566 issued and outstanding, actual; no shares issued or outstanding, pro forma as adjusted	37,692	—
Series D preferred stock 10,243,926 shares authorized, of which 10,243,920 issued and outstanding, actual; no shares issued or outstanding, pro forma as adjusted	91,042	—

Total convertible redeemable preferred stock	$136,344	—
Stockholders’ equity (deficit):
Series Seed convertible preferred stock; 9,660,950 shares authorized, of which 5,540,769 issued and outstanding, actual; no shares issued or outstanding, pro forma as adjusted	—	—
Series A convertible preferred stock; 28,875,650 shares authorized, of which 28,387,723 issued and outstanding, actual; no shares issued or outstanding, pro forma as adjusted	2	—
Preferred stock; no shares authorized, issued or outstanding, actual; 2,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—
Class A common stock; no shares authorized, issued or outstanding, actual; 500,000,000 shares authorized and 11,500,000 shares issued and outstanding, pro forma as adjusted	—	1
Class B common stock; 132,125,000 shares authorized and 55,066,598 shares issued or outstanding, actual; 275,000,000 shares authorized and 110,565,331 shares issued and outstanding, pro forma as adjusted	5	10
Additional paid-in capital	103	246,415
Accumulated other comprehensive income	68	68

	As of September 29, 2013
	Actual	Pro Forma, As Adjusted (1)
	(in thousands, except share amounts)
Accumulated deficit	(57,889)	(57,889)

Total stockholders’ (deficit) equity	(57,711)	188,605

Total capitalization	$78,633	$188,605

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share would increase (decrease) the pro forma as adjusted stockholders’ equity by $6.0 million and our total capitalization by $6.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated expenses payable by us. Each increase or decrease of shares by 1,000,000 shares in the number of shares offered by us would increase or decrease cash and cash equivalents, additional paid in capital, total stockholders’ deficit and total capitalization by approximately $17.8 million, assuming that the assumed initial price to public remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Update to “Dilution”

The disclosure set forth in the second paragraph and accompanying table section of the Preliminary Prospectus captioned “Dilution” has been updated in its entirety to read as follows:

Our historical net tangible book deficit as of September 29, 2013 was $(58.0) million, or $(1.05) per share, which does not give effect to the conversion of all outstanding shares of our preferred stock into shares of Class B common stock immediately prior to the completion of the offering. Our pro forma net tangible book value as of September 29, 2013 was $78.3 million, or $0.68 per share, which gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 60,621,233 shares of our Class B common stock immediately prior to the completion of this offering. After giving effect to the receipt and our intended use of approximately $110.0 million of net proceeds from our sale of shares of Class A common stock in this offering at an assumed offering price of $19.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated expenses payable by us our pro forma as adjusted net tangible book value as of September 29, 2013 would have been $188.3 million, or $1.54 per share. This represents an immediate increase in net tangible book value of $0.86 per share to existing stockholders and an immediate dilution of $17.46 per share to new investors purchasing shares of Class A common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors.

Assumed initial public offering price per share		$19.00
Historical net tangible book deficit per share at September 29, 2013	$(1.05)
Pro forma increase in net tangible book value per share at September 29, 2013 attributable to the conversion of convertible preferred stock	$1.73

Pro forma net tangible book value per share at September 29, 2013	$0.68
Pro forma increase per share attributable to investors in this offering	$0.86

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$1.54

Dilution in net tangible book value per share to investors in this offering		$17.46

Update to “Principal and Selling Stockholders”

The disclosure set forth in the footnotes in the section of the Preliminary Prospectus captioned “Principal and Selling Stockholders” has been revised to indicate the additional shares that would be sold in the aggregate and by each individual selling stockholder if the overallotment option is exercised in full, as well as to describe the ways in which the selling stockholders acquired the shares of common stock that are being offered and sold in this offering.

zulily has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents zulily has filed with the SEC for more complete information about zulily and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Goldman, Sachs & Co. if you request it by calling toll-free 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.